Exhibit 12.1

Washington Prime Group Inc.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands)

	Year Ended December 31,
	2016	2015		2014	2013	2012
Earnings before fixed charges:
Net income (loss) from continuing operations	$77,416	$(104,122)		$205,455	$187,334	$156,390
Income tax expense	2,232	849		1,215	196	165
Loss (income) from unconsolidated entities	1,745	1,247		(973)	(1,416)	(1,028)
Remeasurement gains from unconsolidated entities	—	—		(99,375)	—	—
Distributions from unconsolidated entities	272	223		1,004	2,110	2,558
Fixed charges	139,027	141,965		82,816	56,219	59,429
Capitalized interest	(2,640)	(1,781)		(283)	(1,019)	(442)
Earnings before fixed charges	$218,052	$38,381		$189,859	$243,424	$217,072

Fixed charges and preferred share dividends:
Interest expense (1)	$136,225	$139,923		$82,428	$55,058	$58,844
Capitalized interest	2,640	1,781		283	1,019	442
Portion of rents representative of the interest factor	162	261		105	142	143
Total fixed charges	139,027	141,965		82,816	56,219	59,429
Preferred share dividends	14,032	15,989		—	—	—
Total fixed charges and preferred share dividends	$153,059	$157,954		$82,816	$56,219	$59,429

Ratio of earnings to fixed charges and preferred share dividends	1.42	0.24	(2)	2.29	4.33	3.65

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges and preferred share dividends for the year ended December 31, 2015 was $119,573. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.